Exhibit 99.1

Sanofi-aventis Signs Agreements to

Establish New Consumer Healthcare Joint

Venture

in China with Minsheng Pharmaceutical

Group

- Sanofi-aventis Poised to Enter the Dynamic

Consumer Healthcare Market in China -

Paris, France - January 29, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) signed agreements today with Minsheng Pharmaceutical Co., Ltd to form a new consumer healthcare joint venture. Subject to certain conditions precedent and to regulatory approvals, sanofi-aventis is to obtain a majority equity stake in the new venture. The agreements were signed in the presence of senior leaders of the Hangzhou municipal government.

The intended sanofi-aventis-Minsheng joint venture will primarily focus on Vitamins and Mineral Supplements (VMS), the largest consumer healthcare segment in China, where Minsheng has established a strong presence with its flagship multivitamin brand of 21 Super-Vita®. Globally, sanofi-aventis is the 5th largest consumer healthcare company, and the French group continues to expand its presence through mergers and acquisitions. Most recently, sanofi-aventis announced its planned acquisition of Chattem Inc., a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements in the United States, a country that represents 25 percent of the worldwide consumer healthcare market.

“We are pleased to take a significant step toward establishing the new consumer healthcare joint venture with Minsheng, our long-standing partner”, said Hanspeter Spek, President, Global Operations, sanofi-aventis. “Combined with our leadership position in vaccines, we will continue to contribute to preventative healthcare in China. Entering the world’s second largest consumer healthcare market is also a strategic move for sanofi-aventis to consolidate its position in consumer healthcare”, added Hanspeter Spek, who presided over the signing ceremony together with Minsheng and senior leaders of Hangzhou municipal government.

“We are equally excited about the prospect of forming the new consumer healthcare joint venture with sanofi-aventis, after more than ten years of successful partnership.” said Zhu Fujiang, Chairman of Minsheng Pharmaceutical Co., Ltd. He added: “Sanofi-aventis is an energetic and dynamic company. His success with pharmaceuticals and vaccines has demonstrated his strong marketing capability. We hope that once materialized, the new venture will revitalize our consumer healthcare business and expand the reach of our products to benefit more consumers. We also hope that the new venture will serve as a platform for us to develop more health products in order to contribute to the local economy and meet consumer needs”.

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In 2008, the consumer healthcare market in China was estimated to approach 7 billion Euro (approximately 70 billion RMB). The market is forecasted for continued double-digit growth over the next five years, driven by favourable market trends, such as increasing consumer affordability, government focus on health awareness and prevention driving an already well-established trend for self medication, and proliferation of pharmacy chains and modern trade.

About sanofi-aventis China

Sanofi-aventis is one of the first foreign pharmaceutical companies to open offices in China. It is also one of the fastest growing healthcare companies in China, with leading products covering vaccines and major therapeutic areas, such as cardiovascular/thrombosis (Plavix®, Clexane® Aprovel®/Co-Aprovel®, Cordarone®), diabetes (Lantus®, Amaryl®), oncology (Taxotere®, Eloxatin®), internal medicine (Essentiale®, Targocid®), and central nervous system (Rilutek®, Stilnox®, Depakine®). Sanofi-aventis currently employs 3,500 people in 200 cities across China.

In October 2008, sanofi-aventis announced its R&D expansion in China, which allows rapid growth of clinical programs and aims to encompass all activities, from drug-target identification to late-stage clinical studies in China.

Sanofi-aventis has three manufacturing sites in Beijing, Hangzhou and Shenzhen. In 2007, the company invested 94 million USD (700 million RMB) to establish a high-tech manufacturing facility in Shenzhen to produce Vaxigrip® for the prevention of seasonal influenza and to contribute to pandemic readiness in China.

In April 2009, sanofi-aventis announced an increase of investment in the amount of US$90 million (600 million RMB) to extend its current manufacturing facility in Beijing and to build pre-filled injection production lines for Lantus® (insulin glargine) SoloSTAR®.

Also in April 2009, sanofi-aventis announced an investment of 410 million RMB (44 million Euro) to relocate its current manufacturing facility from downtown Hangzhou and build a new manufacturing site in Binjiang New Development Zone. The site is expected to undertake an upgrade of technologies and equipment, and become an export hub to other Asian countries.

In October 2009, Merial, the Animal Health division of sanofi-aventis, announced an investment of over 70 million USD to expand its facility in Nanchang, Jiangxi Province. The facility produces poultry vaccines for the domestic Chinese market. Merial Animal Health Co. (China) has been in operation for almost 20 years.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Minsheng Pharmaceutical Group

Minsheng Pharmaceutical Group is one of the first western medicine manufacturers in China, with over 80 years of establishment. It currently has a strong presence in multivitamins, anti-cancer, cardiovascular and transfusion products. In particular, 21 Super-Vita® is a leading multivitamin brand in China. Minsheng Pharmaceutical Group intends to focus on ophthalmology & otorhinolaryngology, plasma substitute, nutritional transfusion, and international projects over the next stage of its development.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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